FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	……………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	October 28, 2019	By...../s/………Sachiho Tanino………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2019

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2019

October 28, 2019

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended September 30, 2019	Three months ended September 30, 2018	Change(%)		Three months ended September 30, 2019
Net sales	¥869,495	¥926,498	-	6.2	$8,050,880
Operating profit	38,445	68,328	-	43.7	355,972
Income before income taxes	47,024	67,050	-	29.9	435,407
Net income attributable to Canon Inc.	¥26,522	¥46,258	-	42.7	$245,574

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥24.93	¥42.84	-	41.8	$0.23
- Diluted	24.93	42.84	-	41.8	0.23

CONSOLIDATED RESULTS FOR THE NINE MONTHS
(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projection
	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Change(%)		Nine months ended September 30, 2019	Year ending December 31, 2019	Change(%)
Net sales	¥2,639,830	¥2,893,597	-	8.8	$24,442,870	¥3,625,000	-	8.3
Operating profit	121,998	243,374	-	49.9	1,129,611	188,000	-	45.2
Income before income taxes	144,212	262,930	-	45.2	1,335,296	216,000	-	40.5
Net income attributable to Canon Inc.	¥92,349	¥181,041	-	49.0	$855,083	¥140,000	-	44.6

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥86.16	¥167.67	-	48.6	$0.80	¥130.85	-	44.1
- Diluted	86.15	167.66	-	48.6	0.80	130.83	-	44.1

	Actual
	As of September 30, 2019	As of December 31, 2018	Change(%)		As of September 30, 2019

Total assets	¥4,800,408	¥4,899,465	-	2.0	$44,448,222

Canon Inc. shareholders’ equity	¥2,615,820	¥2,827,602	-	7.5	$24,220,556

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.

U.S. dollar amounts are translated from yen at the rate of JPY108=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2019, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2019 Third Quarter in Review

Looking back at the global economy in the third quarter of 2019, the U.S. economy continued to grow supported by changes in monetary policy and strong employment conditions. However, signs of a slowdown were mounting, particularly for manufacturing industries. The European economy continued to slow down due to a delay in the recovery of exports, mainly in Germany, as well as the confusion surrounding the U.K.’s impending exit from the EU. The Chinese economy was lagging amid a slide in consumer spending as well as decreasing exports caused by prolonged trade friction with the United States. The economies of other emerging markets also slowed down, centered on countries that rely heavily on foreign demand. In Japan, while employment conditions continued to improve, the economy remained in a state of gradual recovery due mainly to worsening economic conditions for manufacturing industries. As a result, the global economy overall showed signs of a slowdown.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) remained at around the same level as the previous year, while demand for laser printers decreased due mainly to the economic slowdown in China. The market for cameras continued to contract and demand for inkjet printers decreased in each region except for Japan. The market for medical equipment recovered in Japan and demand grew moderately in other markets, mainly in developed countries. Within the Industry and Others sector, although customers continued to slow capital investments in industrial equipment, the market for network cameras enjoyed solid growth.

The average values of the yen during the third quarter and the first nine months of the year were ¥107.32 and ¥109.14 against the U.S. dollar, respectively, year-on-year appreciation of approximately ¥4 and the same level as the previous year, and ¥119.27 and ¥122.67 against the euro, respectively, year-on-year appreciation of approximately ¥10 and year-on-year appreciation of approximately ¥8.

During the third quarter, overall unit sales of office MFDs decreased slightly compared with the same period of the previous year owing to the decrease of monochrome-model office MFDs. However, color-model office MFDs exceeded the growth of the market. Unit sales of laser printers decreased compared with the same period of the previous year, due to a slowdown in sales of low-speed models, although sales were strong for new models. While Canon has been working towards expanding sales of mirrorless cameras, unit sales of interchangeable-lens digital cameras decreased compared with the same period of the previous year amid the shrinking market for entry-class models. Looking at inkjet printers, overall unit sales decreased compared with the same period of the previous year due mainly to the slowdown in emerging markets. Sales of medical equipment increased compared with the same period of the previous year, due to solid overseas sales in Europe and some emerging countries, as well as expanded sales in Japan. For industrial equipment, sales of semiconductor lithography equipment and manufacturing equipment for organic LED (OLED) panels decreased compared with the same period of the previous year, due to the prolonged sluggishness of capital investments in semiconductor memory and small- and medium-size display panels. On the other hand, sales of network cameras increased steadily amid an expanding market. Under these conditions, third-quarter net sales decreased by 6.2% year on year to ¥869.5 billion. Net sales for the first nine months of the year decreased by 8.8% year on year to ¥2,639.8 billion. The gross profit ratio dropped by 1.3 points to 44.8% and gross profit decreased by 8.7% year on year to ¥389.9 billion due mainly to the negative effects of currency exchange rates. Operating expenses decreased by 2.0% year on year to ¥351.4 billion, thanks to efforts to thoroughly manage expenses as well as the positive effect of currency exchange rates. As a result, third-quarter operating profit decreased by 43.7% to ¥38.4 billion. Other income (deductions) increased by ¥9.9 billion, while income before income taxes decreased by 29.9% year on year to ¥47.0 billion and net income attributable to Canon Inc. decreased by 42.7% to ¥26.5 billion. Operating profit for the first nine months of the year decreased by 49.9% to ¥122.0 billion while income before income taxes decreased by 45.2% to ¥144.2 billion and net income attributable to Canon Inc. for the first nine months of the year decreased by 49.0% to ¥92.3 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥24.93 for the third quarter, a year-on-year decrease of ¥17.91, and ¥86.16 for the first nine months, a year-on-year decrease of ¥81.51.

Results by Segment

Looking at Canon’s third-quarter performance by business unit, starting with the Office Business Unit, although there was solid demand for new color models that feature enhanced security functions and the newly launched imagePRESS C910 series which targets the production printing market, unit sales of monochrome-model office MFDs decreased due to the economic slowdown in emerging countries, and overall unit sales of office MFDs decreased slightly compared with the same period of the previous year. As for laser printers, although sales were strong for new models that achieve low power consumption, compact body designs and high productivity, unit sales of hardware decreased compared with the same period of the previous year due mainly to decreasing sales of low-speed models in emerging markets. Sales of consumables also decreased due mainly to the slowdown of the European economy. These factors resulted in total sales for the business unit of ¥413.8 billion, a year-on-year decrease of 3.9%, while income before income taxes decreased by 16.5% year on year to ¥41.6 billion. Sales for the combined first nine months of the year totaled ¥1,267.3 billion, a year-on-year decrease of 5.1%, while income before income taxes totaled ¥132.4 billion, a year-on-year decrease of 20.4%.

Within the Imaging System Business Unit, unit sales of interchangeable-lens digital cameras decreased compared with the same period of previous year due to continuing market contraction, centered on entry-class models. However, unit sales of mirrorless cameras increased, owing to solid demand for new models equipped with full-frame sensors launched in the second half of the previous year as well as solid demand for affordably priced models. For inkjet printers, although unit sales in Japan increased compared with the same period of the previous year, unit sales decreased overall compared with the same period of the previous year mainly due to the slowdown in emerging markets affected by the sluggish economy. As a result, sales for the business unit decreased by 13.9% to ¥189.2 billion year on year, while income before income taxes decreased by 57.8% year on year to ¥10.4 billion. Sales for the combined first nine months of the year totaled ¥570.2 billion, a year-on-year decrease of 16.5%, while income before income taxes totaled ¥28.8 billion, a year-on-year decrease of 67.3%.

Within the Medical System Business Unit, sales of newly launched computed tomography (CT) systems and diagnostic ultrasound systems were strong amid the recovery of overall demand in Japan. Sales of CT systems intended to enhance the product line-up were strong in overseas markets, particularly in Europe. As a result, sales for the business unit increased by 5.9% to ¥113.9 billion year on year, while income before income taxes increased by 17.2% to ¥9.5 billion year on year. Mainly due to a decrease in both sales and profit for the first quarter, sales for the combined first nine months of the year totaled ¥328.5 billion, a year-on-year increase of 2.9%, while income before income taxes totaled ¥19.5 billion, a year-on-year decrease of 5.1%.

For the Industry and Others Business Unit, although investments in semiconductor lithography equipment for image sensors were strong, investments for memory devices remained at a low level. Sales of FPD lithography equipment and OLED panel manufacturing equipment decreased compared with the same period of the previous year due to the continued restraint of investments in the smartphone market. Sales of network cameras were strong, particularly for Axis, amid increasing market demand due to diversifying market needs and replacement demand. Consequently, sales for the business unit decreased by 10.5% to ¥176.2 billion year on year, while income before income taxes decreased by 75.5% year on year to ¥2.7 billion. Sales for the combined first nine months of the year totaled ¥545.1 billion, a year-on-year decrease of 14.1%, while income before income taxes totaled ¥14.8 billion, a year-on-year decrease of 69.4%.

Cash Flow

During the first nine months of 2019, cash flow from operating activities totaled ¥194.5 billion, an increase of ¥0.8 billion compared with the same period of the previous year, owing mainly to improvements in working capital, despite a decrease of profit. Cash flow used in investing activities increased by ¥21.4 billion year on year to ¥157.8 billion mainly due to an increase in investment in production equipment. Accordingly, free cash flow totaled positive ¥36.7 billion, a decrease of ¥20.6 billion compared with the same period of the previous year.

Despite an increase of short-term loans, cash flow used in financing activities recorded an outlay of ¥96.4 billion, mainly owing to the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥72.3 billion to ¥448.3 billion from the end of the previous year.

Outlook

As for the outlook from the fourth quarter onwards, despite being underpinned by changes in monetary policy and favorable employment conditions, the U.S. economy is expected to slow down due to bearish conditions for manufacturing industries. The pace of recovery of the European economy is expected to slow down due to a prolonged recovery for exports as well as uncertainty surrounding the U.K.’s exit of the EU. The Chinese economy shows clear signs of a slowdown, particularly for manufacturing industries, due to prolonged trade friction with the United States, and the growth rate for emerging countries is expected to decline. With regard to the Japanese economy, the outlook indicates a trend of steady growth supported by relief measures to reduce the impact of an increase of consumption tax and solid domestic demand based on favorable employment conditions. Looking at the global economy, there are concerns of further economic slowdown occurring due to such phenomena as long-drawn-out trade friction between China and the United States and rising political instability.

In the businesses in which Canon is involved, sales of office MFDs are expected to be slightly below level compared with the previous year, supported by the solid demand for color models. Demand for laser printers is expected to remain below that of the previous year due to prolonged economic slowdown. As for interchangeable-lens digital cameras, although demand for entry-class models is expected to continue to shrink, demand for mirrorless cameras is expected to grow steadily, particularly for advanced amateur models, including those equipped with full-frame sensors. Projections indicate the overall inkjet printer market is expected to continue to shrink. As for the medical equipment market, although capital expenditure for medical equipment is expected to be postponed in emerging markets due to sluggish economic conditions, demand is expected to continue growing in developed markets. For semiconductor lithography equipment, the market is expected to improve as the price of memory products shows signs of bottoming out. For OLED panel manufacturing equipment, capital investment in small- and medium-size display panels is expected to recover. As for network cameras, the market is expected to continue expanding due mainly to the increasing demand for enhanced security and replacement demand from users shifting from analogue to digital models.

With regard to currency exchange rates for the fourth quarter onwards, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥105 to the U.S. dollar and ¥117 to the euro, representing appreciation of approximately ¥2 against the U.S. dollar and appreciation of approximately ¥9 against the euro as the annual average rates of the previous year.

Despite the persistently harsh business environment, upon taking into consideration the effect of new products, the continuous expansion of new businesses—including medical equipment and network cameras—and the trend of recovery seen in Canon’s third-quarter performance from the first half, Canon projects full-year consolidated net sales in 2019 of ¥3,625.0 billion, a year-on-year decrease of 8.3%; operating profit of ¥188.0 billion, a year-on-year decrease of 45.2%; income before income taxes of ¥216.0 billion, a year-on-year decrease of 40.5%; and net income attributable to Canon Inc. of ¥140.0 billion, a year-on-year decrease of 44.6%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2019		Change	Year ended December 31, 2018	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	3,745,000	3,625,000	(120,000)	3,951,937	-8.3%
Operating profit	215,000	188,000	(27,000)	342,952	-45.2%
Income before income taxes	240,000	216,000	(24,000)	362,892	-40.5%
Net income attributable to Canon Inc.	160,000	140,000	(20,000)	252,755	-44.6%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2019	As of December 31, 2018	Change
ASSETS
Current assets:
Cash and cash equivalents	448,315	520,645	(72,330)
Short-term investments	1,743	956	787
Trade receivables, net	515,702	612,953	(97,251)
Inventories	634,292	611,281	23,011
Prepaid expenses and other current assets	304,164	304,346	(182)

Total current assets	1,904,216	2,050,181	(145,965)

Noncurrent receivables	16,879	18,230	(1,351)
Investments	47,252	42,556	4,696
Property, plant and equipment, net	1,081,714	1,090,992	(9,278)
Operating lease right-of-use assets	114,530	-	114,530
Intangible assets, net	351,070	391,021	(39,951)
Goodwill	873,855	908,511	(34,656)
Other assets	410,892	397,974	12,918

Total assets	4,800,408	4,899,465	(99,057)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	169,682	38,527	131,155
Trade payables	315,578	352,489	(36,911)
Accrued income taxes	24,050	41,264	(17,214)
Accrued expenses	316,883	321,137	(4,254)
Current operating lease liabilities	30,198	-	30,198
Other current liabilities	221,581	276,237	(54,656)

Total current liabilities	1,077,972	1,029,654	48,318
Long-term debt, excluding current installments	363,377	361,962	1,415
Accrued pension and severance cost	360,127	382,789	(22,662)
Noncurrent operating lease liabilities	84,288	-	84,288
Other noncurrent liabilities	103,344	107,147	(3,803)

Total liabilities	1,989,108	1,881,552	107,556

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	404,641	404,389	252
Legal reserve	67,499	67,116	383
Retained earnings	3,429,510	3,508,908	(79,398)
Accumulated other comprehensive income (loss)	(352,099)	(269,071)	(83,028)
Treasury stock, at cost	(1,108,493)	(1,058,502)	(49,991)

Total Canon Inc. shareholders’ equity	2,615,820	2,827,602	(211,782)

Noncontrolling interests	195,480	190,311	5,169

Total equity	2,811,300	3,017,913	(206,613)

Total liabilities and equity	4,800,408	4,899,465	(99,057)

	Millions of yen
	As of September 30, 2019	As of December 31, 2018
Notes:
1. Allowance for doubtful receivables	9,831	11,477
2. Accumulated depreciation	2,697,715	2,671,922
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(149,597)	(63,815)
Net unrealized gains and losses on securities	-	-
Net gains and losses on derivative instruments	(119)	308
Pension liability adjustments	(202,383)	(205,564)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the third quarter	Millions of yen
	Three months ended September 30, 2019	Three months ended September 30, 2018	Change(%)

Net sales	869,495	926,498	-	6.2
Cost of sales	479,619	499,466

Gross profit	389,876	427,032	-	8.7
Operating expenses:
Selling, general and administrative expenses	277,624	281,302
Research and development expenses	73,807	77,402

	351,431	358,704

Operating profit	38,445	68,328	-	43.7
Other income (deductions):
Interest and dividend income	1,349	1,935
Interest expense	(275)	(239)
Other, net	7,505	(2,974)

	8,579	(1,278)

Income before income taxes	47,024	67,050	-	29.9

Income taxes	16,202	17,114

Consolidated net income	30,822	49,936
Less: Net income attributable to noncontrolling interests	4,300	3,678

Net income attributable to Canon Inc.	26,522	46,258	-	42.7

Results for the nine months	Millions of yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Change(%)

Net sales	2,639,830	2,893,597	-	8.8
Cost of sales	1,453,192	1,547,320

Gross profit	1,186,638	1,346,277	-	11.9
Operating expenses:
Selling, general and administrative expenses	842,451	870,347
Research and development expenses	222,189	232,556

	1,064,640	1,102,903

Operating profit	121,998	243,374	-	49.9
Other income (deductions):
Interest and dividend income	4,266	5,430
Interest expense	(811)	(653)
Other, net	18,759	14,779

	22,214	19,556

Income before income taxes	144,212	262,930	-	45.2

Income taxes	41,332	71,946

Consolidated net income	102,880	190,984
Less: Net income attributable to noncontrolling interests	10,531	9,943

Net income attributable to Canon Inc.	92,349	181,041	-	49.0

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income
Results for the third quarter	Millions of yen
	Three months ended September 30, 2019	Three months ended September 30, 2018	Change(%)

Consolidated net income	30,822	49,936	-	38.3
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(32,032)	55,307
Net unrealized gains and losses on securities	-	-
Net gains and losses on derivative instruments	(405)	(300)
Pension liability adjustments	850	2,669

	(31,587)	57,676

Comprehensive income (loss)	(765)	107,612		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	4,314	6,008

Comprehensive income (loss) attributable to Canon Inc.	(5,079)	101,604		-

Results for the nine months	Millions of yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Change(%)

Consolidated net income	102,880	190,984	-	46.1
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(86,203)	(35,328)
Net unrealized gains and losses on securities	-	(141)
Net gains and losses on derivative instruments	(305)	(670)
Pension liability adjustments	3,527	2,450

	(82,981)	(33,689)

Comprehensive income (loss)	19,899	157,295	-	87.3
Less: Comprehensive income (loss) attributable to noncontrolling interests	10,456	6,980

Comprehensive income (loss) attributable to Canon Inc.	9,443	150,315	-	93.7

CANON INC. AND SUBSIDIARIES

CONSOLIDATED
3. DETAILS OF SALES

Results for the third quarter	Millions of yen
Sales by business unit	Three months ended September 30, 2019	Three months ended September 30, 2018	Change(%)
Office	413,752	430,353	-	3.9
Imaging System	189,174	219,667	-	13.9
Medical System	113,937	107,638	+	5.9
Industry and Others	176,245	196,927	-	10.5
Eliminations	(23,613)	(28,087)		-

Total	869,495	926,498	-	6.2

	Millions of yen
Sales by region	Three months ended September 30, 2019	Three months ended September 30, 2018	Change(%)
Japan	227,816	205,349	+	10.9
Overseas:
Americas	249,399	259,314	-	3.8
Europe	199,874	228,652	-	12.6
Asia and Oceania	192,406	233,183	-	17.5

	641,679	721,149	-	11.0

Total	869,495	926,498	-	6.2

Results for the nine months	Millions of yen
Sales by business unit	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Change(%)
Office	1,267,255	1,335,729	-	5.1
Imaging System	570,177	683,213	-	16.5
Medical System	328,500	319,391	+	2.9
Industry and Others	545,052	634,491	-	14.1
Eliminations	(71,154)	(79,227)		-

Total	2,639,830	2,893,597	-	8.8

	Millions of yen
Sales by region	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Change(%)
Japan	657,922	633,803	+	3.8
Overseas:
Americas	745,835	770,875	-	3.2
Europe	638,622	735,259	-	13.1
Asia and Oceania	597,451	753,660	-	20.7

	1,981,908	2,259,794	-	12.3

Total	2,639,830	2,893,597	-	8.8

*Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2019, Canon has reclassified certain businesses from Imaging System Business Unit to Industry and Others Business Unit. Net sales for the three months ended September 30, 2018 and the nine months ended September 30, 2018 also have been restated.

Notes: 1. The primary products included in each of the segments are as follows:
Office Business Unit :
Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses / Digital sheet-fed presses / Wide-format printers / Document solutions
Imaging System Business Unit :

Interchangeable-lens digital cameras / Digital compact cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Calculators

Medical System Business Unit :

Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Network cameras / Digital camcorders / Digital cinema cameras / Multimedia projectors / Broadcast equipment /

Micromotors / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018

Cash flows from operating activities:
Consolidated net income	102,880	190,984
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	178,514	185,921
Loss on disposal of fixed assets	4,271	3,136
Deferred income taxes	(8,504)	(11,173)
Decrease in trade receivables	76,967	26,609
Increase in inventories	(42,366)	(98,084)
Decrease in trade payables	(28,295)	(64)
Decrease in accrued income taxes	(16,501)	(48,456)
Increase in accrued expenses	8,892	6,788
Decrease in accrued (prepaid) pension and severance cost	(8,515)	(15,752)
Other, net	(72,831)	(46,202)

Net cash provided by operating activities	194,512	193,707

Cash flows from investing activities:
Purchases of fixed assets	(151,941)	(131,899)
Proceeds from sale of fixed assets	120	8,556
Purchases of securities	(4,228)	(2,075)
Proceeds from sale and maturity of securities	761	1,485
(Increase) decrease in time deposits, net	(1,516)	550
Acquisitions of businesses, net of cash acquired	(1,716)	(13,346)
Other, net	675	275

Net cash used in investing activities	(157,845)	(136,454)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	211
Repayments of long-term debt	(2,410)	(54,828)
Increase in short-term loans, net	132,657	1,172
Dividends paid	(171,481)	(178,159)
Repurchases and reissuance of treasury stock, net	(50,009)	(15)
Other, net	(5,195)	(3,675)

Net cash used in financing activities	(96,438)	(235,294)

Effect of exchange rate changes on cash and cash equivalents	(12,559)	(8,539)

Net change in cash and cash equivalents	(72,330)	(186,580)

Cash and cash equivalents at beginning of period	520,645	721,814

Cash and cash equivalents at end of period	448,315	535,234

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

     Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

     None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) Section A – Leases: Amendments to the FASB Accounting Standards Codification, which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to the previous guidance. For lessors, the standard modifies the classification criteria and the accounting for sales-type and direct financing leases. The FASB also modified the definition of lease. Additionally, this guidance expands qualitative and quantitative disclosures related to lease. This guidance is effective for annual reporting periods beginning after December 15, 2018. Canon applied the guidance from the quarter beginning January 1, 2019. Canon applied the package of practical expedients that allows us not to reassess whether any existing contracts at or expired contracts prior to the adoption date are or contain leases, lease classification and whether initial direct costs qualify for capitalization, in addition to short term lease exception. Canon also adopted the transition method which no restatement of comparative periods and no reassessment of land easements not previously accounted for as a lease that exist at or expired prior to the adoption date are required. The right of use assets for operating leases recognized at January 1, 2019 was ¥125,649 million. The corresponding lease liabilities were also recognized. The adoption of this guidance did not have a material impact on its consolidated results of operation.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends existing guidance to simplify the application of the hedge accounting in certain situations and enables an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. Canon adopted this guidance from the quarter beginning January 1, 2019 with the modified retrospective method through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. Gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales, which were previously included in other income (deductions) in the consolidated statements of income are included in net sales after the adoption of this guidance. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.